BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1: Reporting Issuer:	DRC Resources Corporation.
595 Howe Street, Suite #601
Vancouver, B.C. V6C 2T5
Phone: (604) 687-1629 - Fax (604) 687-2845
Email address: drcresources@uniserve.com

Item 2: Date of Material Change: August 4, 2004

Item 3: Press Release: Dated August 4, 2004 issued in Vancouver, British Columbia

Item 4: Summary of Material Change: DRC Resources Corporation is pleased to announce that the contract for the Exploration Decline and Ancillary Underground Development for the Afton Copper-Gold Project has been awarded to Ross Finlay 2000 Inc.

Item 5: Full Description of Material Change: DRC Resources Corporation is pleased to announce that the contract for the Exploration Decline and Ancillary Underground Development for the Afton Copper-Gold Project has been awarded to Ross Finlay 2000 Inc.

Ross Finlay is a Canadian mining contractor with over 50 years of experience in underground mine development. The Company with offices in Val d' Or and Sudbury has extended its services to the mining sector throughout North America as well as internationally. Their corporate clients include world class Canadian and international mining companies. Mobilization for the excavation of the Afton Exploration Decline is expected to begin in September, 2004. All development work is scheduled to be completed by July, 2005. "Ross Finlay has been following DRC's progress on the Afton Project with special interest for sometime. The nature of the Afton deposit, with its excellent infrastructure and location in an existing mining district, is very encouraging for the development of a mining operation. Ross Finlay is pleased to be selected and be part of DRC's success in bringing this project to fruition.  The British Columbia mining industry is in an exciting period of revival, creating opportunities for Ross Finlay to increase its presence in Canada," said President and General Manager Kevin Weston.

The 2000 metre Afton Exploration Decline will provide underground working access both laterally to and cross-cutting the Afton Mineral Zone. Definition diamond drilling, bulk sampling and technical studies will be carried-on concurrently with development of the decline to complete the Afton Feasibility Study. The underground definition diamond drilling is designed to provide the information necessary to upgrade resources to the reserve category. The bulk sampling program taken in cross-cut of the mineral zone will provide grade continuity data required for final mine design and metallurgical information for refinement of mill and process design as well as reserve estimates. The Feasibility Study will include commissioning an independent mine engineering consulting group to finalize a plan for placing the Afton Copper-Gold Project into production. The Decline excavation comprises the major part of a $18 Million final feasibility program that includes extensive definition drilling. "It was challenging for DRC Resources to choose between a number of highly qualified bidders. Management is very pleased to have selected Ross Finlay, a company with extensive underground mine development experience as the contractor for this important phase of the Afton Copper-Gold Project," said President and CEO John Kruzick.

The accompanying drawings indicating the proposed location and design of the Afton Exploration Decline are also available on the Company's website, www.drcresources.com

Item 6: Reliance on section 85 (2) of the Act: Filed on a confidential basis: Not Applicable.

Item 7: Omitted Information: Not Applicable

Item 8: Senior Officer: John H. Kruzick 604-687-1629

Item 9: Statement of Senior Officer: "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 4th day of August, 2004

"signed"

John H. Kruzick, President/Director